

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

May 7, 2010

Mr. John J. Lipinski
Chairman of the Board and Chief Executive Officer
CVR Energy, Inc.
2277 Plaza Drive, Suit 500
Sugar Land, Texas 77479

Re: CVR Energy, Inc.
Registration Statement on Form S-3
Filed April 12, 2010
File No. 333-166016

Dear Mr. Lipinski:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note the number of shares to be covered by your registration statement in relation to the number of shares outstanding. We also note the relationships between you and the selling shareholders. Please tell us why it is appropriate to characterize this transaction as a secondary offering, rather than a primary offering on behalf of the registrant. In addition, please tell us why you are eligible to rely on Rule 415(a)(1)(i), and why the selling shareholders should not be identified as underwriters.

2. Please advise whether any selling shareholders are broker-dealers or affiliates of broker-dealers, and to the extent that they are please provide appropriate disclosure as to such fact.

Selling Stockholders, page 7

3.   We note that when you refer to selling shareholders, you mean the individuals and entities listed in the table, as well as their pledges, donees, assignees, transferees, and successors in interest. Please confirm that you will use a prospectus supplement to add or substitute any selling stockholders.

Exhibit Index

Exhibit 5.1

4.   We note that counsel's legal opinion states that it is limited to the facts as of the date of the opinion and that counsel undertakes no obligation to update the opinion. Since the opinion must speak as of the registration statement's effectiveness, please have counsel revise their opinion to state that they have no obligation to update the opinion after the date of effectiveness, or have counsel re-file the opinion on the date of effectiveness.

Closing Comments

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with each amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to any comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Kevin Dougherty at (202) 551-3271, or in his absence, Mike Karney at (202) 551- 3847 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Via Facsimile (212) 859-4000
Michael A. Levitt
Mark Hayek
Fried, Frank, Harris, Shriver & Jacobson LLP